UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
(646) 694-8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

Wins Finance Holdings Inc. (the “Company”) recently learned that, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Shanxi Jinchen Agriculture Co., Ltd. ( “Shanxi Jinchen”), the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Shanxi Jinchen and its subsidiaries. The Company’s outside law firm was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Shanxi Jinchen. Therefore, until the freeze is lifted (and the Company has not been provided any guidance about when the freeze would be lifted), the Company will not be able to consolidate Shanxi Jinchen into its financial statements. The Company’s other business are unaffected by the freeze and continue to operate normally.

For its year ended 2018, the Company’s revenue was $24,797,448 and net income was $11,335,979. On a pro forma basis not including Shanxi Jinchen, the Company’s revenues would have been $13,461,469 and its net income would have been $1,618,621.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer